UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 20)

THE ARISTOTLE CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

040448201

(Cusip Number)

H. William Smith

96 Cummings Point Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 040 448201

Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
GENEVE CORPORATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS WC, OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)			☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER 16,054,971
		8.	SHARED VOTING POWER 0
		9.	SOLE DISPOSITIVE POWER 16,054,971
		10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,054,971

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.1%

14.	TYPE OF REPORTING PERSON
CO

*SEE INSTRUCTIONS

Page 2 of 4 Pages

Item 1. Security and Issuer.

The undersigned, Geneve Corporation (“Geneve”), hereby supplements and amends the Schedule 13D, dated January 9, 1998, as amended (the "Statement"), filed in connection with the Common Stock, par value $.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

“In connection with the Merger, Geneve acquired 100% of the issued and outstanding shares of the Company’s Series J preferred stock. The Series J preferred stock is perpetual, non-callable and not convertible into or exchangeable for any of the Company’s property or securities. The Series J preferred stock is non-voting and accrues cumulative dividends at the rate of 12% per annum, based on its stated value of $6.00 per share, if and when declared by the Company’s Board of Directors. There are 11,200,000 shares of Series J preferred stock authorized; approximately 11,000,000 shares are issued, outstanding and owned by Geneve.

Geneve does not intend to dispose of its Series J preferred stock. Geneve can transfer control of the Company through the disposition of its Common Stock, but will not do so unless the value of any outstanding shares of Series J preferred stock will be maintained.”

Item 5. Interest in Securities of Issuer

Item 5 of the Statement is hereby amended to modify the first sentence of the first paragraph as follows:

“Geneve is the beneficial owner of and has the power to vote and dispose of 16,054,971 shares of Common Stock which constitute 93.1% of the outstanding shares of Common Stock and 90.2% of the voting power of the Company’s outstanding voting securities.”

Page 3 of 4 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

GENEVE CORPORATION

By: /s/Steven B. Lapin
Steven B. Lapin
President and Chief Operating Officer

April 2, 2007

Page 4 of 4 Pages